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February 3, 2014

VIA EDGAR

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBD Energy Limited Registration Statement on Form 20-F File No. 000-55134

Dear Ms. Ravitz:

We are submitting this letter on behalf of CBD Energy Limited (the “Company”) in response to an oral comment received from Tim Buchmiller at the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by telephone on January 30, 2014 (the “Oral Comment”) relating to the Company’s particular disclosure (as detailed below) contained in the Registration Statement on Form 20-F, as amended (the “Registration Statement”), publicly filed by the Company with the Commission on January 28, 2014. As discussed with the Staff, we are filing this letter via EDGAR for the Staff’s review in connection with the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, we have set forth below in italics a summary of the Oral Comment and have keyed the Company’s response to this comment. The response is based on information provided to Reed Smith LLP by representatives of the Company and its advisors. Where appropriate, the Company has responded to the Oral Comment by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.

1.	The Staff raised an issue as to whether the new disclosure in the section “Risk Factors – Risk Factors Related to our Financial Condition - Our indebtedness to lenders and other creditors is significant and we may encounter demands for payment that we cannot meet which could have adverse consequences for our business and future prospects” adequately reflects the level of risk with respect to trade payables that are past-due obligations.

Response: The Company has updated the risk factor on page 6 of Amendment No. 2 as discussed with the Staff.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON

SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

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Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

We hope that you will find this response satisfactory and it allays any concerns regarding the level of risk posed to the Company with respect to the trade payables. If you have questions or further comments regarding this matter, please do not hesitate to call the undersigned at 212-549-0378.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre Reed Smith LLP

Attachments

cc: Gerard McGowan, Managing Director and

Executive Chairman of CBD Energy Limited

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